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Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS

	Six Months ended June 30, 2009	Six Months ended June 30, 2008	Year Ended December 31,
			2008	2007	2006	2005	2004
	(in thousands)
Earnings:
Income (loss) from continuing operations before income taxes	$90,252	$(14,884)	$(188,157)	$(2,705)	$72,850	$70,866	$54,167
Plus: Fixed charges	136,605	138,325	278,465	75,331	53,037	54,236	52,036
Plus: Amortization of capitalized interest(a)	—	—	—	—	—	—	—
Less: Interest capitalized(a)	—	—	—	—	—	—	—
Less: Preference security dividends	(15,484)	(6,482)	(17,940)	(960)	—	—	—

Total earnings	$211,373	$116,959	$72,368	$71,666	$125,887	$125,102	$106,203

Fixed charges:
Total interest expense, including amortization of debt discount and issuance costs(b)	$104,770	$112,953	$224,334	$50,016	$29,845	$30,427	$28,147
Interest capitalized(a)	—	—	—	—	—	—	—
Estimated interest within rent expense(c)	16,351	18,890	36,191	24,355	23,192	23,809	23,889
Preference security dividends	15,484	6,482	17,940	960	—	—	—

Total fixed charges	$136,605	$138,325	$278,465	$75,331	$53,037	$54,236	$52,036

Ratio of earnings to fixed charges(d)	1.55	0.85	0.26	0.95	2.37	2.31	2.04

(a)
De minimis for all periods presented.

(b)
Excludes interest expense on uncertain tax positions which the Registrant has elected to treat as a component of income tax expense.

(c)
The Registrant determined that 1/3 of rent expense represents a reasonable approximation of the interest component.

(d)
For the six months ended June 30, 2008, and for the years ended December 31, 2008 and 2007, earnings were insufficient to cover fixed charges by $21,366,000, $206,097,000 and $3,665,000, respectively.

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  Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS